UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 01 March 2018
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements")
we hereby advise that Mr M Preece, a director of a Major
Subsidiaries Gold Fields Operations (GFO) and GFI Joint Venture Ltd,
purchased Gold Fields Limited shares on the open market in
accordance with the introduction of the Company’s Minimum
Shareholding Requirement (MSR) as approved at the AGM on 18 May
2016.
Minimum Shareholding Requirement (MSR): The MSR is mandatory for
Executives to hold GFL shares for a five year period based on the following target shareholdings:

CEO: 200% of Annual Guaranteed Remuneration Package
CFO and other Executives: 100% of Annual Remuneration Package
Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to commit Gold Fields shares toward the satisfaction of the MSR.

Details of the transactions are set out below:

M Preece
Nature of transaction On market purchase of shares
Transaction Date 27 February 2018
Number of Shares 22,500
Class of Security Ordinary Shares
Market Price per Share
Low
High
Weight average

R45.68
R46.16
R45.94
Total Value R1,033,757.09
Vesting Period Nil
Nature of interest Direct and Beneficial
M Preece
Nature of transaction On market purchase of shares
Transaction Date 28 February 2018
Number of Shares 10,000
Class of Security Ordinary Shares
Market Price per Share
Low
High
Weight average

R46.50
R46.60
R46.54

Total Value
R465,428.14
Vesting Period
Nil
Nature of interest
Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
01 March 2018
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 01 March 2018
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer